   SUPPLEMENT NO. 1 TO PROSPECTUS INCLUDED IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-59199. SUPPLEMENT IS FILED PURSUANT TO RULE
                                   424(B)(3)

                            WASTE CONNECTIONS, INC.

 SUPPLEMENT NO. 1 TO PROSPECTUS DATED SEPTEMBER 9, 1998, RELATING TO 3,000,000
                             SHARES OF COMMON STOCK
                           OF WASTE CONNECTIONS, INC.

     Since the date of the Prospectus, Waste Connections, Inc. (the "Company") has acquired the following solid waste services businesses:

     Youngclaus Enterprises. On September 9, 1998, the Company acquired certain collection assets from Youngclaus Enterprises, which "tuck in" to its Madera operations.

     Country Garbage Services, Inc. On September 21, 1998, Waste Connections of Utah, Inc., a wholly owned subsidiary of the Company, acquired certain assets of Country Garbage Services, Inc., which provides solid waste collection and transportation services in central Utah.

     Affiliated Waste Services, L.L.C. On September 18, 1998, Waste Connections of Nebraska, Inc., a wholly owned subsidiary of the Company, acquired substantially all the assets of Affiliated Waste Services, L.L.C., which provides solid waste collection and transportation services to approximately 4,700 customers in Norfolk, Nebraska.

     Wolff's Trashmasher and Haul It All Sanitary Service. On September 18, 1998, Waste Connections of Nebraska, Inc. acquired substantially all of the assets of Wolff's Trashmasher and Haul It All Sanitary Service, two sole proprietorships that provide solid waste collection and transportation services to approximately 1,400 customers in Stanton and Norfolk, Nebraska, and certain unincorporated areas of Stanton, Nebraska.

     Evergreen Waste Systems, Inc. On September 21, 1998, a wholly owned subsidiary of the Company merged into Evergreen Waste Systems, Inc. As a result of this merger, Evergreen Waste Systems, Inc. became a wholly owned subsidiary of the Company that provides solid waste and recyclables collection and transportation services to more than 6,650 customers in Washougal, Camas and Vancouver, Washington, and unincorporated areas of Clark County, Washington and Multnomah County, Oregon.

     Harrell's Septic Service. On September 22, 1998, Curry Transfer and Recycling, a wholly owned subsidiary of the Company, acquired certain business assets of Harrell's Septic, which provides portable toilet and septic services in Crescent City, California, Del Norte and Humboldt Counties, California, and Curry, Oregon.

     Westlane Disposal. On September 25, 1998, Curry Transfer and Recycling acquired certain business assets of Westlane Disposal, which provides solid waste collection and transportation services to approximately 2,210 customers in Lane, Lincoln and Douglas Counties, Oregon.

     In addition, on September 16, 1998, the Company received a preliminary letter of commitment to amend and increase its credit facility with a syndicate of banks led by BankBoston, N.A. The amendment will, among other things, increase the Company's borrowing capacity from $60.0 million to $120.0 million and modify certain covenants, and it may lower the Company's borrowing costs.